SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 9)

                   America West Holdings Corporation (1)
                      America West Airlines, Inc. (2)
                                ----------
                             (Name of Issuer)


                 (1) Class A Common Stock, $.01 par value
                 (1) Class B Common Stock, $.01 par value
               (2) Warrants to Purchase Class B Common Stock
                   of America West Holdings Corporation
                                ----------
                      (Title of Class of Securities)


                                023657  109
                                023657  208
                                023650  112
                                ----------
                              (CUSIP Numbers)


                             Jeffery A. Smisek
          Executive Vice President, General Counsel and Secretary
                        Continental Airlines, Inc.
                      2929 Allen Parkway, Suite 2010
                           Houston, Texas 77019
                              (713) 834-2950
                                ----------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              August 25, 1997
                                ----------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].

                               SCHEDULE 13D

CUSIP Nos. 023657  109, 023657  208, 023650  112


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Airlines, Inc.
      74-2099724


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [X]
      (b)  [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE


               7    SOLE VOTING POWER

               CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140

 NUMBER OF
  SHARES
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY
   EACH        CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       3,263,768
               WARRANTS                     799,767


REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON
 WITH          CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140


               10   SHARED DISPOSITIVE POWER

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       3,263,768
               WARRANTS                     799,767


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       3,263,768
               WARRANTS                     799,767


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               CLASS A COMMON STOCK             100.0%
               CLASS B COMMON STOCK               7.2%
               WARRANTS                          12.8%


14   TYPE OF REPORTING PERSON

     CO


     This Amendment No. 9  (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 22, 1996, Amendment No. 5 filed on February 27, 1996, Amendment No. 6 filed on May 24, 1996, Amendment No. 7 filed on June 18, 1996 and Amendment No. 8 filed on April 22, 1997 (the "Schedule 13D"), of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common") and the Class B Common Stock, $0.01 par value per share (the "Class B Common") of America West Holdings Corporation ("Holdings"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 2.   Identity and Background.

     Paragraphs 3 through 32 of Item 2 of the Schedule 13D are hereby amended to read in their entirety as follows:

     The executive officers of Continental are: Gordon M. Bethune (Chairman of the Board and Chief Executive Officer), Gregory D. Brenneman (President, Chief Operating Officer and Director), Lawrence W. Kellner (Executive Vice President and Chief Financial Officer), C.D. McLean (Executive Vice President
- Operations), Jeffery A. Smisek (Executive Vice President, General Counsel and Secretary), Michael H. Campbell (Senior Vice President - Human Resources and Labor Relations), Mark A. Erwin (Senior Vice President - Airport Services), J. David Grizzle (Senior Vice President - Corporate Development), George L. Mason (Senior Vice President - Technical Operations), Bonnie S. Reitz (Senior Vice President - Sales and Distribution), Barry P. Simon (Senior Vice President - International), Kuniaki Tsuruta (Senior Vice President - Purchasing and Materials Services) and Janet P. Wejman (Senior Vice President and Chief Information Officer). The directors of Continental are: Thomas J. Barrack, Jr., Lloyd M. Bentsen, Jr., Gordon M. Bethune, David Bonderman, Gregory D. Brenneman, Patrick Foley, Douglas McCorkindale, George
G. C. Parker, Richard W. Pogue, William S. Price III, Donald L. Sturm, Karen Hastie Williams and Charles A. Yamarone, each of whom is a natural person.

     Gordon M. Bethune has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Chairman of the Board and Chief Executive Officer of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Bethune is a citizen of the United States.

     Gregory D. Brenneman has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as President, Chief Operating Officer and director of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Brenneman is a citizen of the United States.

     Lawrence W. Kellner has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Executive Vice President and Chief Financial Officer of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Kellner is a citizen of the United States.

     C.D. McLean has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Executive Vice President - Operations of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. McLean is a citizen of the United States.

     Jeffery A. Smisek has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Executive Vice President, General Counsel and Secretary of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Smisek is a citizen of the United States.

      Michael H. Campbell has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Human Resources and Labor Relations of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Campbell is a citizen of the United States.

     Mark A. Erwin has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Airport Services of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Erwin is a citizen of the United States.

      J. David Grizzle has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Corporate Development of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Grizzle is a citizen of the United States.

      George L. Mason has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Technical Operations of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Mason is a citizen of the United States.

     Bonnie S. Reitz has her principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Her principal occupation is as Senior Vice President - Sales and Distribution of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Ms. Reitz is a citizen of the United States.

     Barry P. Simon has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - International of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Simon is a citizen of the United States.

     Kuniaki Tsuruta has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Purchasing and Materials Services of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Tsuruta is a citizen of the United States.

     Janet P. Wejman has her principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Her principal occupation is as Senior Vice President and Chief Information Officer of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Ms. Wejman is a citizen of the United States.

     Thomas J. Barrack, Jr., has his principal business address at 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067. His principal occupation is as Chief Executive Officer of Colony Capital, Inc. and Colony Advisors, Inc., which have their principal business address at 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067. Mr. Barrack is a citizen of the United States.

     Lloyd M. Bentsen, Jr., has his principal business address at 2600 Texas Commerce Tower, 600 Travis Street, Houston, Texas 77002. His principal occupation is as a Shareholder of Verner, Liipfert, Bernhard, McPherson and Hand, which have their principal business address at 901 - 15th Street, N.W., Washington, D.C. 20005. Mr. Bentsen is a citizen of the United States.

     David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a Managing Director of Air Partners, L.P. and Texas Pacific Group, which have their business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102 and 600 California Street, Suite 1850, San Francisco, California 94920, respectively. Mr. Bonderman is a citizen of the United States.

     Patrick Foley has his business address at 333 Twin Dolphin Drive, Redwood City, California 94065. His principal occupation is as Chairman of the Board, President and Chief Executive Officer of DHL Airways, Inc., which has its principal business address at 333 Twin Dolphin Drive, Redwood City, California 94065. Mr. Foley is a citizen of the United States.

     Douglas McCorkindale has his principal business address at 1100 Wilson Boulevard, Arlington, Virginia 22234. His principal occupation is as Vice Chairman, Director and Chief Financial and Administrative Officer of Gannett Co., Inc., which has its principal business address at 1100 Wilson Boulevard, Arlington, Virginia 22234. Mr. McCorkindale is a citizen of the United States.

     George G. C. Parker has his principal business address at the Graduate School of Business, Stanford University, Stanford, California 94305. His principal occupation is as Associate Dean for Academic Affairs and Director of the MBA Program of Stanford University, which has its principal business address at Stanford, California 94305. Mr. Parker is a citizen of the United States.

     Richard W. Pogue has his business address at 1301 East 9th Street, Suite 1300, Cleveland, Ohio 44114. His principal occupation is with Dix & Eaton, which has its business address at 1301 East 9th Street, Suite 1300, Cleveland, Ohio 44114. Mr. Pogue is a citizen of the United States.

     William S. Price III has his business address at 600 California Street, Suite 1850, San Francisco, California 94920. His principal occupation is as a Managing Director of Air Partners, L.P. and Texas Pacific Group, which have their business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102 and 600 California Street, Suite 1850, San Francisco, California 94920, respectively. Mr. Price is a citizen of the United States.

     Donald L. Sturm has his business address at 3033 East 1st Avenue, Denver, Colorado 80206. His principal occupation is as Chairman of the Board and Chief Executive Officer of Community First Bankshares, Inc., Community First Bancorp, Inc. and Sturm Investment, Inc., which have their principal business address at 3033 East 1st Avenue, Denver, Colorado 80206. Mr. Sturm is a citizen of the United States.

     Karen Hastie Williams has her business address at 1001 Pennsylvania Avenue, N.W., Suite 1100, Washington, D.C. 20004. Her principal occupation is as Partner of Crowell & Moring, which has its business address at 1001 Pennsylvania Avenue, N.W., Suite 1100, Washington, D.C. 20004. Ms. Williams is a citizen of the United States.

     Charles A. Yamarone has his business address at 11766 Wilshire Blvd., Suite 870, Los Angeles, California 90025. His principal occupation is as Executive Vice President for Libra Investments, Inc., which has its business address at 11766 Wilshire Blvd., Suite 870, Los Angeles, California 90025. Mr. Yamarone is a citizen of the United States.





                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:    August 25, 1997


                              CONTINENTAL AIRLINES, INC.



                              By: /s/ Jeffery A. Smisek
                              Name:  Jeffery A. Smisek
                                     Executive Vice President